December 29, 2025

The Alger ETF Trust

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, each series (each, a “Fund”) of The Alger ETF Trust (the “Trust”) listed on Schedule A for the time period indicated. FAM will waive and/or reimburse expenses to the extent other expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage expenses, extraordinary expenses (as determined in the discretion of the Board of Trustees of the Trust (the “Board”)), and proxy expenses (except for such proxies related to: (i) changes to or approval of an investment management agreement for a Fund, (ii) the election to the Board of any trustee who is an “interested person” of the Trust, or (iii) any other matters that directly benefit, or relate directly to the operations of, FAM or its affiliates, which expenses shall be borne exclusively by FAM), to the extent applicable.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Board, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the Investment Company Act of 1940, as amended, and will terminate automatically in the event of termination of the Management Agreement between FAM and the Trust, on behalf of each Fund. FAM may recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, a Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger ETF Trust

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Fiscal Year End	Expense Cap	Expense Cap Period

Alger Mid Cap 40 ETF	December 31	0.10%	April 30, 2026 – December 31, 2027

Alger 35 ETF	December 31	0.10%	April 30, 2026 – December 31, 2027

Alger Concentrated Equity ETF	December 31	0.10%	April 30, 2026 – December 31, 2027

Alger AI Enablers & Adopters ETF	December 31	0.10%	April 30, 2026 – December 31, 2027

Alger Russell Innovation ETF	December 31	0.10%	April 30, 2026 – December 31, 2027

2